

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 20, 2017

John G. Biggs
President and Chief Executive Officer
Luther Burbank Corporation
520 Third Street, Fourth Floor
Santa Rosa, CA 95401

> **Re:** **Luther Burbank Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 8, 2017**
> **CIK No. 0001475348**

Dear Mr. Biggs:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Agreements with Our Existing Shareholders, page 11

1. Please revise to disclose more information regarding this agreement. Please disclose:
   - The balance in the Accumulated Adjustments Account at 6/30/17;
   - If this is the amount to be distributed to existing holders;
   - The maximum liability if the S Corp election is disallowed by the IRS;
   - The year or interim date the election to be a C Corp will take effect;
   - When the consents to convert to a C Corp will be sought; and,

- How you plan to account for any undistributed earnings upon termination of S Corp status and revise your filing, if applicable. Please note SAB Topic 4:B.

Business

Competition, page 121

2. Please refer to comment 8 regarding competitive conditions in your business. We note the additions you made identifying particular markets and factors driving competition for deposits and lending products. Please also describe or depict here and in the Summary, as appropriate, the number of firms you compete with in these markets and your competitive position among them. Alternately, provide us your explanation as to why you believe this information is not material to investors or is not reasonably available to you.

You may contact H. Stephen Kim at (202) 551-3291 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Michael Clampitt
Attorney-Advisor
Office of Financial Services

cc: Liana Prieto, Esq.
     Noel M. Gruber, Esq.